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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. 4)

                  Under the Securities Exchange Act of 1934

                                  MESA Inc.
                               (Name of issuer)

                         Common Stock, $.01 Par Value
                        (Title of class of securities)

                                  590911103
                                (CUSIP number)

Dennis R. Washington                        Marvin Davis
c/o  Washington Corporations                Davis Companies
101 International Way                       2121 Avenue of the Stars, Suite 2800
Missoula, Montana  59802                    Los Angeles, California  90067
(406) 523-1300                              (310) 551-1470

David H. Batchelder                         Dorn Parkinson
Batchelder & Partners, Inc.                 c/o Washington Corporations
4330 La Jolla Village Drive, Suite 200      101 International Way
San Diego, California 92122                 Missoula, Montana  59807
(619) 456-6655                              (406) 523-1300

                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                   COPY TO:

Scott R. Haber                              Kendall R. Bishop
Latham & Watkins                            O'Melveny & Myers
505 Montgomery Street, Suite 1900           1999 Avenue of the Stars, 7th Floor
San Francisco, California 94111             Los Angeles, California  90067
(415) 391-0600                              (310) 553-6700

                                August 30, 1995
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /


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           This Amendment No. 4 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed June 29, 1995, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of MESA Inc., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.    Purpose of Transaction

           Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

           On August 30, 1995, the Reporting Persons filed a revised Preliminary Solicitation Statement with the Securities and Exchange Commission which will enable the Washington/Davis Group to solicit requests to call a special meeting of the shareholders at which shareholders would be asked to vote for or approve
(i) the removal of all of the directors serving on the Board as of the date of the special meeting, (ii) an amendment to the Company's Bylaws to provide that the Board shall consist of eight directors, which number may be increased or decreased by the Board, (iii) the election of eight persons nominated by the Washington/Davis Group to replace the directors so removed and (iv) to the extent that the Board, prior to the special meeting, has adopted measures that would contravene the purposes of the foregoing proposals, a resolution that would rescind such measures.

           The revised Preliminary Solicitation Statement contains information concerning a counterclaim filed by the Reporting Persons and other shareholders of the Company against the Company, Boone Pickens, and seven of the Company's directors.

           The revised Preliminary Solicitation Statement is filed herewith as
Exhibit 2 and is incorporated herein by reference in its entirety.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D filed June 29, 1995)

Exhibit 2 Revised Preliminary Solicitation Statement of the Washington/Davis Group for Written Request of Shareholders of MESA Inc. to Call a Special Meeting


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                                   SIGNATURE

           After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 1995

                                            /s/ Dennis R. Washington
                                            -----------------------------------
                                            Dennis R. Washington


                                            /s/ David H. Batchelder
                                            -----------------------------------
                                            David H. Batchelder


                                            /s/ Dorn Parkinson
                                            -----------------------------------
                                            Dorn Parkinson

                                            Davis Acquisition, L.P.

                                            By:  Davis Companies
                                            Its: General Partner

                                            By:    /s/ Marvin Davis
                                                   ----------------------------
                                            Name:  Marvin Davis
                                            Its:   President


                                            Davis Companies

                                            By:    /s/ Marvin Davis
                                                   ----------------------------
                                            Name:  Marvin Davis
                                            Its:   President


                                            Marvin and Barbara Davis
                                            Revocable Trust

                                            By:    /s/ Marvin Davis
                                                   ----------------------------
                                            Name:  Marvin Davis
                                            Its:   Trustee

                                            /s/ Marvin Davis
                                            -----------------------------------
                                            Marvin Davis


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                                 EXHIBIT INDEX





     Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D filed June 29, 1995)

     Exhibit 2 Revised Preliminary Solicitation Statement of the Washington/Davis Group for Written Request of Shareholders of MESA Inc. to Call a Special Meeting


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